Brenda K. Lenahan  blenahan@velaw.com
Tel 212.237.0133  Fax 917.849.5360

May 6, 2010

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:                     Registration Statement on Form S-1 of Rhino Resource Partners LP

Ladies and Gentlemen:

On behalf of Rhino Resource Partners LP, a Delaware limited partnership (the “Registrant”), we have submitted to you five (5) courtesy copies of the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”) filed under the Securities Act of 1933 (the “Securities Act”) on May 5, 2010, via hand delivery.

Pursuant to Rule 461(a) under the Securities Act, the Registrant and the underwriters intend to request acceleration of the effective date of the Registration Statement orally.  The Registrant and the underwriters have indicated that they are aware of their obligations under the Securities Act.

The Registrant submitted a filing fee of $6,457, by wire transfer to the Securities and Exchange Commission’s account at U.S. Bank of St. Louis, Missouri on May 3, 2010.  Please direct any questions or comments regarding the Registration Statement to Brenda K. Lenahan at 212.237.0133.

Sincerely,

/s/ BRENDA K. LENAHAN
Brenda K. Lenahan